Press Release

FOR IMMEDIATE RELEASE

For additional information:
Mayura Hooper (212) 250-5536, Media
Jonathan Diorio (800) 349-4281, Investors

DWS GLOBAL COMMODITIES STOCK FUND, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER
NEW YORK, NY, June 5, 2006 — DWS Global Commodities Stock Fund, Inc. (NYSE:GCS) announced today that, in accordance with its tender offer for up to 5% of its issued and outstanding shares of common stock, which expired on May 30, 2006, the Fund has accepted, after adjusting for fractional shares in accordance with the terms of the offer, 1,233,669 properly tendered shares at a price per share equal to 98% of the net asset value as of the close of the regular trading session on the New York Stock Exchange on May 31, 2006. Approximately 14,528,858 shares of common stock, or approximately 59% of the Fund’s common stock outstanding, were tendered through the stated expiration date. Under the final pro-ration calculation, 6.33767% of the non-odd lot shares were tendered and accepted for payments. The shares accepted for tender will receive cash at a repurchase offer price of $18.875 which is equal to 98% of the Fund’s net asset value on May 31, 2006.
DWS Global Commodities Stock Fund, Inc. is a non-diversified, closed-end investment company currently invested in equity and commodities-linked securities of companies in commodities-related industries or issuers whose value is tied to the price of certain commodities or commodities-related indexes. The investment objective of the fund is capital appreciation with total return as a secondary objective.
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There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund’s shares trade. The tender offer was made only by the Offer to Purchase and the related Letter of Transmittal. Shareholders should read these documents carefully. The documents are available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Purchase shares was made to, nor will tenders pursuant to the Offer to Repurchase be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction’s laws.

Investments in funds involve risks. Because the fund concentrates its investments in securities related to commodities, market price movements, regulatory changes and economic changes as well as adverse political or financial factors could have a significant impact on the fund’s performance. The commodity-linked structured notes and futures contracts in which the fund expects to invest have substantial additional risks, including risk of loss of a significant portion of their principal value and liquidity risk, as well as the risk of greater volatility.
Closed end funds, unlike open end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed end funds are sold in the open market through a stock exchange Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.
This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.

NOT FDIC/ NCUA INSURED MAY LOSE VALUE	NO BANK GUARANTEE
NOT A DEPOSIT NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

DWS Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and DWS Scudder Trust Company. (MARS 6/06 41829)